(d)(8)(iii)

March 1, 2012

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement dated March 1, 2005, between Acadian Asset Management LLC (“Acadian”), sub-adviser to ING International Small Cap Fund, formerly, ING International SmallCap Multi-Manager Fund (the “Fund”), a series of ING Mutual Funds, and ING Investments, LLC (“IIL”), the sub-advisory fee rate payable by IIL to Acadian on behalf of the Fund is reduced effective as of January 1, 2010.

Pursuant to the Sub-Advisory Agreement dated December 17, 2007, between Schroder Investment Management North America, Inc. (“Schroder”), sub-adviser to the Fund, the sub-advisory fee rate payable by IIL to Schroder on behalf of the Fund was reduced on June 1, 2009.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction if a benefit exists based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from March 1, 2012 through and including March 1, 2013.  The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund prior to the June 1, 2009 and January 1, 2010 expense reductions (the “Expense Reductions”) —  the aggregate blended sub-adviser fee rates after the Expense Reductions.)

Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investments, LLC
Agreed and Accepted:
ING Mutual Funds
(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Mutual Funds